SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Open Capital Company CNPJ N’ 00001 18010001-26
Notice to Shareholders

Payment of Dividends

We inform our shareholders that, as approved by our Board of Directors on January 22, 2010 and disclosed in the Market Announcement that same day, the payment of the first installment of the dividends will be made on February 26, 2010 to shareholders registered as of January 29, 2010. In accordance with applicable legislation and our by-laws, the amounts of these payments are adjusted by reference to the Selic rate as set forth below:

In R$ per Share

Shares	Dividend	Monetary Adjustment	Monetary Adjustment	Total
	(*)	up to 12/31/2004	as of 01/01/2005

Common	0.2450287293194	1.245119031	1.367800933	2.857948694
Preferred "A"	0.0000000000510	1.893573237	1.740290726	3.633863963
Preferred "B"	0.0000000000008	0.023908694	0.021973313	0.045882007

(*) In the Market Announcement disclosed on January 29, 2010 the following values were inadvertently informed: Common: 0.243995056; Preferred “A”: 0.0000000000225 and Preferred “B”: 0.000000000000269, respectively.

Payment Conditions

In accordance with applicable legislation, income tax relating to the amounts of the Monetary Adjustment will be withheld at the rates of 20% for the period up to December 31, 2004 and 15% for the period following January 1, 2005.

The withholding of income tax described above will not be applied to those shareholders who have provided notice to Eletrobrás of their status as not subject to and/or exempt from withholding tax by forwarding a copy of the “Termo de Declaração de Compromisso,” as described in our Market Announcement of January 22, 2010

Payment Instructions

Payment will be made by Banco Bradesco S.A., the depository bank for Eletrobrás shares, by credit to the bank accounts of registered shareholders.

For shareholders whose registration does not include their bank, branch and current account details, dividends will only be credited on the third day after the date of the updated registration in the electronic files of Banco Bradesco S.A.

For shareholders who are users of custody trust arrangements, dividends will be credited in accordance with procedures adopted by the applicable stock exchange.

Holders of bearer shares must go to any branch of Banco Bradesco S.A. with their CPF (local Social Security document), ID card, proof of residence and the bearer shares themselves in order to convert these shares into book form for subsequent payment of the dividends due. At such time, these holders may pass on their bank account information.

Open Capital Company CNPJ N’ 00001 18010001-26
Notice to Shareholders

With respect to holders of our American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE, payment will be made through JPMorgan Chase Bank, N.A., the depositary bank for the Eletrobrás ADR programs. The payment date and additional information may be obtained at www.adr.com

Places of Service

Further information may be obtained through the Bradesco Shareholder Service Center by calling (55 11) 3684-9495, or at any Banco Bradesco S.A. branch.

Final Comments

Any dividend not claimed within 3 (three) years of the initial date of payment (February 26, 2010), will revert back to Eletrobrás in accordance with Item a, Clause II of Article 287 of Law 6404/76.

We remind our shareholders of the importance of updating your registration data, since the payment of shareholders’ remuneration may only be made to shareholders whose data is updated or who have a current account at any bank registered with Banco Bradesco S.A. To update your registration please go to any branch of Banco Bradesco S.A. with your personal documents, as discussed above.

For further information, please feel free to contact our Management of Shareholders Rights area, using the contact information set forth:

dfsa@eletrobras.com or

Av. Presidente Vargas, 409 – 9º andar – Rio de Janeiro, RJ – Phones. 55 (21) 2514-4667 or 55 (21) 2514-6206

Brasília, February 24, 2010.

Astrogildo Fraguglia Quental
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.